SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

   GULF POWER COMPANY                       MISSISSIPPI POWER COMPANY
  500 Bayfront Parkway                           2992 West Beach
Pensacola, Florida 32501                   Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

Warren E. Tate, Secretary and Treasurer   Michael W. Southern, Vice President,
           Gulf Power Company                   Secretary, Treasurer and
          500 Bayfront Parkway                  Chief Financial Officer
        Pensacola, Florida 32501               Mississippi Power Company
                                                    2992 West Beach
                                              Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

     W. L. Westbrook                           John D. McLanahan, Esq.
 Financial Vice President                        Troutman Sanders LLP
   The Southern Company                 600 Peachtree Street, N.E., Suite 5200
270 Peachtree Street, N.W.                      Atlanta, Georgia 30308
  Atlanta, Georgia 30303




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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         Gulf Power Company ("Gulf") and Mississippi Power Company ("Mississippi") are wholly-owned subsidiaries of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Gulf and Mississippi are sometimes hereinafter referred to individually as an "Applicant" and collectively as the "Applicants." Each of Gulf and Mississippi proposes to issue and sell at any time or from time to time in one or more series through March 31, 2003 up to $350 million and $400 million, respectively, aggregate principal amount of its senior debentures, senior promissory notes or other senior debt instruments (individually, a "Senior Note" and collectively, the "Senior Notes") governed by an indenture or other document. Each Applicant requests authority to issue and sell Senior Notes pursuant to the authority requested herein without additional prior Securities and Exchange Commission (the "Commission") approval if the Applicant is within the parameters discussed below under the heading "Parameters of Authorization." The provisions of each series of Senior Notes and related instruments would be determined at the time of the sale of such series of Senior Notes.

         The proceeds from the issuance and sale of Senior Notes by the Applicants will be added to their respective treasuries and subsequently used principally (i) to finance capital expenditures, (ii) to acquire, retire or redeem securities of which the respective Applicant is the issuer, (iii) to repay outstanding short-term borrowings, (iv) to provide working capital and/or
(v) for other general corporate purposes.


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         Parameters of Authorization

         The Applicants request authority to issue Senior Notes for which the specific terms and conditions are not currently known, subject to the following parameters:

         Effective Cost of Money on Senior Notes. The effective cost of money on Senior Notes issued pursuant to this application-declaration (this "Application") will not exceed the greater of (i) 300 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable securities.

         Maturity of Senior Notes. The maturity of the Senior Notes will not exceed approximately 50 years.

         Interest. The interest rate on each issue of Senior Notes may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with formula or formulae based upon certain reference rates, or by other predetermined methods.

         Ranking. The Senior Notes will be direct, unsecured and unsubordinated obligations of the respective Applicants ranking pari passu with all other unsecured and unsubordinated obligations of the Applicants. The Senior Notes of each Applicant will be effectively subordinated to all secured debt of such Applicant, including its first mortgage bonds.

         Issuance Expenses. The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of the Senior Notes of each series pursuant to this Application will not exceed 5% of the aggregate principal amount of such series.


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         Description of Senior Notes

         The Applicants request authority to sell Senior Notes covered by this Application in any of the following ways: (i) through underwriters or dealers;
(ii) directly to a limited number of purchasers or to a single purchaser, or
(iii) through agents or dealers. If underwriters are used in the sale of the Senior Notes, such Senior Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Senior Notes may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters) or directly by one or more underwriters acting alone. The Senior Notes may be sold directly by an Applicant or through agents designated from time to time. If dealers are used in the sale of any Senior Notes, such Senior Notes will be sold to the dealers as principal. Any dealer may then resell such Senior Notes to the public at varying prices to be determined by such dealer at the time of resale.

         Senior Notes may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree to buy the Senior Notes at the same price but at a later date than the date of the closing of the sale to the underwriters. Senior Notes may also be sold through the use of medium-term note and similar programs, including in transactions covered by Rule 144A under the Securities Act of 1933, as amended.

         Any Senior Notes would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as the Applicants may determine at the time of issuance.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

         The estimated fees and expenses to be incurred by Gulf in connection herewith are as follows:
                                                              Each
                                               Initial      Additional
                                              Issuance       Issuance
*Florida Documentary Stamp Tax...............$1,225,000     $     --
*Filing fees - Securities and Exchange
     Commission..............................   103,250           --
 Fees and Expenses of Trustees...............     9,500        9,500
*Listing on New York Stock Exchange..........    79,300           --
 Printing charges............................    40,000       10,000
 Rating Agency Fees..........................    59,250       27,500
 Services of Southern Company Services, Inc..    40,000       10,000
 Fees and Expenses of counsel................    65,000       35,000
 Blue sky fees and expenses..................     3,500        3,500
 Fees of accountants, Arthur Andersen LLP....    40,000       20,000
 Miscellaneous...............................    15,200        4,500
                                             ----------     --------
              TOTAL..........................$1,680,000     $120,000

*These categories of expenses are a function of the amount of issuance.



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         The estimated fees and expenses to be incurred by Mississippi in connection herewith are as follows:
                                                                   Each
                                                  Initial       Additional
                                                  Issuance       Issuance
* Filing fees - Securities and Exchange
      Commission................................ $118,000      $     --
  Fees and Expenses of Trustees.................   17,000        17,000
* Listing on New York Stock Exchange............   86,300            --
  Printing charges..............................   40,000        10,000
  Rating Agency Fees............................   98,500        27,500
  Services of Southern Company Services, Inc....   40,000        10,000
  Fees and Expenses of counsel..................   65,000        35,000
  Blue sky fees and expenses....................    3,500         3,500
  Fees of accountants, Arthur Andersen LLP......   40,000        20,000
  Miscellaneous.................................   11,700         7,000
                                                 --------      --------
               TOTAL............................ $520,000      $130,000

*These categories of expenses are a function of the amount of issuance.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

         Sections 6(a) and 7 of the Act and Rules 24 and 54 thereunder are applicable to the proposed transactions.

         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At January 31, 1998, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.899 billion, or about 76.82% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1997 ($3,774 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application. The action requested in the instant filing (viz. issuance of Senior Notes by Gulf and Mississippi) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1996, that ratio was 52.9% equity and 47.1% debt (including $1.74 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs); and as of September 30, 1997, the comparable ratio was 48.9% equity and 51.1% debt (including $4.354 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into consideration, among other things, the transactions contemplated hereby such ratios are 48.6% and 51.4%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 35.6% of total capitalization at September 30, 1997. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+". As a point of reference, the consolidated pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 42.6%, which is solidly below the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1

         Southern's consolidated retained earnings grew on average approximately 8.8% per year from 1991 through 1995. In 1996, consolidated retained earnings increased $280,365,000, or slightly more than 8%. The small reduction in the rate of earnings growth was primarily attributable to reduced domestic utility sales due to mild weather conditions throughout most of 1996 in the southeastern United States. Earnings attributable to Southern's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.

         Reference is made to Exhibit H filed herewith which reflects capitalization at September 30, 1997 and the Statement of Income for the twelve months ended September 30, 1997 for Southern and subsidiaries consolidated.

--------
1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

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ITEM 4.  REGULATORY APPROVAL.

         A. The issuance of any series of Senior Notes by Gulf has been or will be authorized by the Florida Public Service Commission.

          B. No other state commission (except as aforesaid) has jurisdiction with respect to the subject transactions and no federal commission other than the Commission has jurisdiction with respect thereto.

ITEM 5.  PROCEDURE.

         It is hereby requested that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or orders in this matter unless the Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

         (a)      Exhibits:

              Exhibit B-1  Form of Gulf Senior Note Indenture (Designated in
                           Registration No. 333-42033 as Exhibit 4.1).

              Exhibit  B-2 Form of Mississippi Senior Note Indenture
                           (Designated in Registration No. 333-45069 as Exhibit 4.1).

              Exhibit  B-3 Form of Gulf Senior Note (included in Exhibit B-1 above).

              Exhibit  B-4 Form of Mississippi Senior Note (included in
                           Exhibit B-2 above).

              Exhibit  C-1 Gulf Registration Statement under the Securities
                           Act of 1933. (Filed electronically December 11, 1997, File Nos. 333-42033, 333-42033-01 and 333-42033-02.).

              Exhibit  C-2 Mississippi Registration Statement under the
                           Securities Act of 1933. (Filed electronically January 28, 1998, File Nos. 333-45069, 333-45069-01 and
                           333-45069-02.).

              Exhibit  F-1 Opinion of Beggs & Lane, counsel for Gulf (to be filed by amendment).

              Exhibit  F-2 Opinion of Eaton and Cottrell, P.A., counsel for
                           Mississippi (to be filed by amendment).

              Exhibit  G   Proposed form of notice.

              Exhibit  H  Capitalization and Income Statement of The Southern
                          Company and Subsidiary Companies after giving effect to the issuance of the Senior Notes.

         (b)      Financial Statements:

                  Balance sheet of each Applicant at September 30, 1997. (Designated in each Applicant's Form 10-Q for the quarter ended September 30, 1997, File Nos. 0-2429 and 0-6849.)

                  Statements of Income of each Applicant for the period ended September 30, 1997. (Designated in each Applicant's Form 10-Q for the quarter ended September 30, 1997, File Nos. 0-2429 and 0-6849.)

         Since September 30, 1997, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the Applicants from that set forth in or contemplated by the foregoing financial statements.



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ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         A. As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the Applicants' businesses. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         B. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  February 6, 1998                              GULF POWER COMPANY


                                                     By  /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary



                                                     MISSISSIPPI POWER COMPANY


                                                     By  /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary